UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 27, 2019
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
   Yes      No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG
 (Registrant)

Date: November 27, 2019
By:
/s/ Lara J. Warner
Lara J. Warner
Chief Risk Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer

Credit Suisse Group AG

CREDIT SUISSE

Pillar 3 and regulatory disclosures

3Q19

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.
Rounding differences may occur within the tables.

Pillar 3 and regulatory disclosures 3Q19
Credit Suisse Group AG

Introduction
Swiss capital requirements
Risk-weighted assets
Additional regulatory disclosures
List of abbreviations
Cautionary statement regarding forward-looking information

Introduction
General
This report as of September 30, 2019 for the Group is based on the revised Circular 2016/1 “Disclosure – banks” (FINMA circular) issued by the Swiss Financial Market Supervisory Authority FINMA (FINMA) on July 16, 2018. The revised FINMA circular includes the implementation of the revised Pillar 3 disclosure requirements issued by the Basel Committee on Banking Supervision (BCBS) in March 2017 and requires banks to gradually implement the new requirements from December 31, 2018 onwards.
This report is produced and published quarterly, in accordance with FINMA requirements. The reporting frequency for each disclosure requirement is either annual, semi-annual or quarterly. This document should be read in conjunction with the Pillar 3 and regulatory disclosures – Credit Suisse Group AG 4Q18 and 2Q19, the Credit Suisse Annual Report 2018 and the Credit Suisse Financial Report 3Q19, which includes important information on regulatory capital and risk management (specific references have been made herein to these documents) and regulatory developments and proposals.
> Refer to “Pillar 3 and regulatory disclosures – Credit Suisse Group AG 4Q18” under credit-suisse.com/regulatorydisclosures for the annual qualitative disclosures required by the FINMA circular.
The highest consolidated entity in the Group to which the FINMA circular applies is Credit Suisse Group.
These disclosures were verified and approved internally in line with our board-approved policy on disclosure controls and procedures. The level of internal control processes for these disclosures is similar to those applied to the Group’s quarterly and annual financial reports. This report has not been audited by the Group’s external auditors.
For certain prescribed table formats where line items have zero balances, such line items have not been presented.
Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features of regulatory capital instruments and total loss-absorbing capacity (TLAC)-eligible instruments that form part of the eligible capital base and TLAC resources, G-SIB financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.

Swiss capital requirements
FINMA requires the Group to fully comply with the special requirements for systemically important financial institutions operating internationally. The following tables show the Swiss capital and leverage requirements and metrics as required by FINMA.
> Refer to “Swiss requirements” (pages 54 to 55) and “Swiss metrics” (pages 61 to 62) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 3Q19 for further information on general Swiss requirements and the related metrics.
Swiss capital requirements and metrics
	Phase-in				Look-through
end of 3Q19	CHF million		in % of RWA		CHF million	in % of RWA
Swiss risk-weighted assets
Swiss risk-weighted assets	302,910		–		302,910	–
Risk-based capital requirements (going-concern) based on Swiss capital ratios
Total	42,023		13.87		44,204	14.59
of which CET1: minimum	14,843		4.9		13,631	4.5
of which CET1: buffer	14,479		4.78		16,660	5.5
of which CET1: countercyclical buffers	888		0.29		888	0.29
of which additional tier 1: minimum	9,390		3.1		10,602	3.5
of which additional tier 1: buffer	2,423		0.8		2,423	0.8
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital [1]	53,813		17.8		50,812	16.8
of which CET1 capital [2]	37,331		12.3		37,331	12.3
of which additional tier 1 high-trigger capital instruments	8,607		2.8		8,607	2.8
of which additional tier 1 low-trigger capital instruments [3]	4,874		1.6		4,874	1.6
of which tier 2 low-trigger capital instruments [4]	3,001		1.0		–	–
Risk-based requirement for additional total loss-absorbing capacity (gone-concern) based on Swiss capital ratios
Total according to size and market share	35,138	[5]	11.6	[5]	43,316	14.3
Reductions due to rebates in accordance with article 133 of the CAO	(5,622)		(1.856)		(6,931)	(2.288)
Reductions due to the holding of additional instruments in the form of convertible capital in accordance with Art. 132 para 4 CAO	–		–		(1,500)	(0.495)
Total, net	29,516		9.744		34,885	11.517
Eligible additional total loss-absorbing capacity (gone-concern)
Total	41,853		13.8		44,341	14.6
of which bail-in instruments	40,269		13.3		40,269	13.3
of which tier 2 low-trigger capital instruments	1,071		0.4		4,072	1.3
of which non-Basel III-compliant tier 2 capital	513	[6]	0.2		–	–
Rounding differences may occur.
1 Excludes tier 1 capital, which is used to fulfill gone-concern requirements.
2 Excludes CET1 capital, which is used to fulfill gone-concern requirements.
3
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments until their first call date according to the transitional Swiss "Too Big to Fail" rules.

4
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments no later than December 31, 2019 according to the transitional Swiss "Too Big to Fail" rules.

5 Consists of a base requirement of 10.52%, or CHF 31,866 million, and a surcharge of 1.08%, or CHF 3,272 million.
6
Non-Basel III-compliant tier 2 capital instruments are subject to phase-out requirements. The amount includes the amortization component of CHF 135 million and the unamortized component of CHF 378 million.

Swiss leverage requirements and metrics
	Phase-in				Look-through
end of 3Q19	CHF million		in % of LRD		CHF million	in % of LRD
Leverage exposure
Leverage ratio denominator	921,411		–		921,411	–
Unweighted capital requirements (going-concern) based on Swiss leverage ratio
Total	41,463		4.5		46,071	5.0
of which CET1: minimum	15,664		1.7		13,821	1.5
of which CET1: buffer	13,821		1.5		18,428	2.0
of which additional tier 1: minimum	11,978		1.3		13,821	1.5
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital [1]	53,813		5.8		50,812	5.5
of which CET1 capital [2]	37,331		4.1		37,331	4.1
of which additional tier 1 high-trigger capital instruments	8,607		0.9		8,607	0.9
of which additional tier 1 low-trigger capital instruments [3]	4,874		0.5		4,874	0.5
of which tier 2 low-trigger capital instruments [4]	3,001		0.3		–	–
Unweighted requirements for additional total loss-absorbing capacity (gone-concern) based on Swiss leverage ratio
Total according to size and market share	36,856	[5]	4.0	[5]	46,071	5.0
Reductions due to rebates in accordance with article 133 of the CAO	(5,897)		(0.64)		(7,371)	(0.8)
Reductions due to the holding of additional instruments in the form of convertible capital in accordance with Art. 132 para 4 CAO	–		–		(1,500)	(0.163)
Total, net	30,959		3.36		37,199	4.037
Eligible additional total loss-absorbing capacity (gone-concern)
Total	41,853		4.5		44,341	4.8
of which bail-in instruments	40,269		4.4		40,269	4.4
of which tier 2 low-trigger capital instruments	1,071		0.1		4,072	0.4
of which non-Basel III-compliant tier 2 capital	513	[6]	0.1		–	–
Rounding differences may occur.
1 Excludes tier 1 capital, which is used to fulfill gone-concern requirements.
2 Excludes CET1 capital, which is used to fulfill gone-concern requirements.

If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments until their first call date according to the transitional Swiss "Too Big to Fail" rules.

4
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments no later than December 31, 2019 according to the transitional Swiss "Too Big to Fail" rules.

5 Consists of a base requirement of 3.625%, or CHF 33,401 million, and a surcharge of 0.375%, or CHF 3,455 million.
6
Non-Basel III-compliant tier 2 capital instruments are subject to phase-out requirements. The amount includes the amortization component of CHF 135 million and the unamortized component of CHF 378 million.

Risk-weighted assets
Overview
With the adoption of the revised FINMA circular, risk-weighted assets (RWA) presented in this report are based on the Swiss capital requirements.
> Refer to “Swiss requirements” (pages 54 to 55) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management – in the Credit Suisse Financial Report 3Q19 for further information on Swiss capital requirements.
The following table provides an overview of total Swiss RWA forming the denominator of the risk-based capital requirements.
RWA of CHF 302.9 billion as of the end of 3Q19 increased 4% compared to the end of 2Q19, mainly reflecting increases from movements in risk levels and a positive foreign exchange impact, both in credit risk and market risk, and increases in external model and parameter updates in credit risk.
RWA flow statements for credit risk, counterparty credit risk (CCR) and market risk are presented below.
> Refer to “Risk-weighted assets” (pages 58 to 59) in II – Treasury, risk, balance sheet and off-balance sheet – Capital Management in the Credit Suisse Financial Report 3Q19 for further information on movements in risk-weighted assets in 3Q19.
OV1 – Overview of Swiss risk-weighted assets and capital requirements
	Risk-weighted assets			Capital requirement	[1]
end of	3Q19	2Q19	4Q18	3Q19
CHF million
Credit risk (excluding counterparty credit risk)	146,413	146,640	139,867	11,713
of which standardized approach (SA)	24,935	23,877	13,190	1,995
of which supervisory slotting approach	3,509	2,702	2,403	281
of which advanced internal rating-based (A-IRB) approach	117,969	120,061	124,274	9,437
Counterparty credit risk	23,044	19,904	17,613	1,844
of which standardized approach for counterparty credit risk (SA-CCR) [2]	2,964	2,792	2,559	237
of which internal model method (IMM)	19,060	15,957	14,086	1,525
of which other counterparty credit risk [3]	1,020	1,155	968	82
Credit valuation adjustments (CVA)	8,402	6,017	5,743	672
Equity positions in the banking book under the simple risk weight approach	10,410	8,592	8,378	833
Settlement risk	148	309	259	12
Securitization exposures in the banking book	14,393	13,083	12,541	1,151
of which securitization internal ratings-based approach (SEC-IRBA)	8,222	7,131	6,915	658
of which securitization external ratings-based approach (SEC-ERBA), including internal assessment approach (IAA)	1,622	1,644	1,727	129
of which securitization standardized approach (SEC-SA)	4,549	4,308	3,899	364
Market risk	18,376	15,840	18,643	1,470
of which standardized approach (SA)	2,031	2,190	2,393	162
of which internal model approach (IMA)	16,345	13,650	16,250	1,308
Operational risk (AMA)	70,475	70,475	71,040	5,638
Amounts below the thresholds for deduction (subject to 250% risk weight)	11,249	10,578	11,109	900
Total	302,910	291,438	285,193	24,233
1 Calculated as 8% of Swiss risk-weighted assets, based on total capital minimum requirements, excluding capital conservation buffer and G-SIB buffer requirements.
2 Calculated under the current exposure method.
3 Includes RWA for contributions to the default fund of a central counterparty and loans hedged by centrally cleared CDS.

Risk-weighted assets flow statements
Credit risk and counterparty credit risk
The following table presents the definitions of the RWA flow statements components for credit risk and CCR.
Definition of risk-weighted assets movement components related to credit risk and CCR
Description	Definition
Asset size	Represents changes on the portfolio size arising in the ordinary course of business (including new businesses). Asset size also includes movements arising from the application of the comprehensive approach with regard to the treatment of financial collateral
Asset quality/credit quality of counterparties	Represents changes in average risk weighting across credit risk classes
Model and parameter updates	Represents movements arising from internally driven or externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse
Methodology and policy changes	Represents movements arising from externally mandated regulatory methodology and policy changes to accounting and exposure classification and treatment policies not specific only to Credit Suisse
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange impact	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category
Credit risk RWA movements
The following table presents the 3Q19 flow statement explaining the variations in the credit risk RWA determined under an IRB approach.
CR8 – Risk-weighted assets flow statements of credit risk exposures under IRB
3Q19
CHF million
Risk-weighted assets at beginning of period	122,763
Asset size	(2,009)
Asset quality	(396)
Model and parameter updates	424
Foreign exchange impact	696
Risk-weighted assets at end of period	121,478
Includes RWA related to the A-IRB approach and supervisory slotting approach.
Credit risk RWA under IRB decreased CHF 1.3 billion to CHF 121.5 billion as of the end of 3Q19 compared to CHF 122.8 billion as of the end of 2Q19, primarily driven by decreases related to movements in risk levels, mainly attributable to asset size, partially offset by a positive foreign exchange impact and increases related to external model and parameter updates.
The decrease in risk levels attributable to asset size was mainly driven by decreases in lending risk exposures. The increase in external model and parameter updates primarily reflected an additional phase-in of the multiplier on income producing real estate (IPRE) and non-IPRE exposures. It also included the phase-in impact of a FINMA-mandated change from a model approach to a standardized approach for certain loans.
Counterparty credit risk RWA movements
The following table presents the 3Q19 flow statement explaining changes in CCR RWA determined under the Internal Model Method (IMM) for CCR (derivatives and SFTs).
CCR7 – Risk-weighted assets flow statements of CCR exposures under IMM
3Q19
CHF million
Risk-weighted assets at beginning of period	15,957
Asset size	3,759
Credit quality of counterparties	(1,021)
Model and parameter updates	43
Foreign exchange impact	322
Risk-weighted assets at end of period	19,060
CCR RWA under IMM increased CHF 3.1 billion to CHF 19.1 billion as of the end of 3Q19 compared to CHF 16.0 billion as of the end of 2Q19, primarily driven by increases relating to movements in risk levels, mainly attributable to asset size.
The increase in risk levels attributable to asset size was mainly driven by increases relating to a regular update to the stressed window calibration.

Market risk
The following table presents the definitions of the RWA flow statements components for market risk.
Definitions of risk-weighted assets movement components related to market risk
Description	Definition
RWA as of the end of the previous/current reporting periods	Represents RWA at quarter-end
Regulatory adjustment	Indicates the difference between RWA and RWA (end of day) at beginning and end of period
RWA as of the previous/current quarters end (end of day)	For a given component (e.g., VaR) it refers to the RWA that would be computed if the snapshot quarter end amount of the component determines the quarter end RWA, as opposed to a 60-day average for regulatory
Movement in risk levels	Represents movements due to position changes
Model and parameter updates	Represents movements arising from internally driven or externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse
Methodology and policy changes	Represents movements arising from externally mandated regulatory methodology and policy changes to accounting and exposure classification and treatment policies not specific only to Credit Suisse
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange impact	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category
Market risk RWA movements
The following table presents the 3Q19 flow statement explaining variations in the market risk RWA determined under an internal model approach (IMA).
MR2 – Risk-weighted assets flow statements of market risk exposures under an IMA
3Q19	Regulatory VaR	Stressed VaR	IRC	Other	[1]	Total
CHF million
Risk-weighted assets at beginning of period	2,517	4,778	1,332	5,023		13,650
Regulatory adjustment	286	(269)	(325)	310		2
Risk-weighted assets at beginning of period (end of day)	2,803	4,509	1,007	5,333		13,652
Movement in risk levels	309	536	(10)	869		1,704
Model and parameter updates	(272)	504	198	0		430
Foreign exchange impact	51	105	26	107		289
Risk-weighted assets at end of period (end of day)	2,891	5,654	1,221	6,309		16,075
Regulatory adjustment	(270)	722	0	(182)		270
Risk-weighted assets at end of period	2,621	6,376	1,221	6,127		16,345
1 Risks not in VaR.
Market risk RWA under an IMA of CHF 16.3 billion increased 20% compared to the end of 2Q19, primarily due to the increase in stressed value-at-risk (VaR) and risks not in VaR, driven by movements in risk levels. The increase related to movements in risk levels was mainly due to a regular update to the stressed window calibration.

Additional regulatory disclosures
Key prudential metrics
Most line items in the following table reflects the view as if the Group was not a systemically important financial institution.
KM1 - Key metrics
end of	3Q19	2Q19	1Q19	4Q18
Capital (CHF million)
Swiss CET1 capital	37,331	36,240	36,422	35,719
Swiss tier 1 capital	50,812	47,243	46,897	45,935
Swiss total eligible capital	54,191	51,145	50,804	50,134
Minimum capital requirement (8% of Swiss risk-weighted assets) [1]	24,233	23,315	23,258	22,815
Risk-weighted assets (CHF million)
Swiss risk-weighted assets	302,910	291,438	290,729	285,193
Risk-based capital ratios as a percentage of risk-weighted assets (%)
Swiss CET1 capital ratio	12.3	12.4	12.5	12.5
Swiss tier 1 capital ratio	16.8	16.2	16.1	16.1
Swiss total capital ratio	17.9	17.5	17.5	17.6
BIS CET1 buffer requirements (%) [2]
Capital conservation buffer	2.5	2.5	2.5	1.875
Extended countercyclical buffer	0.11	0.104	0.102	0.09
Progressive buffer for G-SIB and/or D-SIB	1.0	1.0	1.0	1.125
Total BIS CET1 buffer requirement	3.61	3.604	3.602	3.09
CET1 capital ratio available after meeting the bank's minimum capital requirements [3]	7.8	7.9	8.0	8.0
Basel III leverage ratio (CHF million)
Leverage exposure	921,411	897,916	901,814	881,386
Basel III leverage ratio (%)	5.5	5.3	5.2	5.2
Liquidity coverage ratio (CHF million) [4]
Numerator: total high-quality liquid assets	163,464	161,276	161,401	161,231
Denominator: net cash outflows	86,544	83,378	84,505	87,811
Liquidity coverage ratio (%)	189	193	191	184
The new current expected credit loss (CECL) model under US GAAP will become effective for Credit Suisse as of January 1, 2020.
1 Calculated as 8% of Swiss risk-weighted assets, based on total capital minimum requirements, excluding the BIS CET1 buffer requirements.
2 CET1 buffer requirements are based on BIS requirements as a percentage of Swiss risk-weighted assets.
3 Reflects the CET1 capital ratio of 12.3%, less the BIS minimum CET1 ratio requirement of 4.5%.
4 Calculated using a three-month average, which is calculated on a daily basis.
> Refer to “Swiss capital requirements” (pages 3 to 4) for the systemically important financial institution view.
> Refer to “Swiss metrics” (pages 61 to 62) and “Risk-weighted assets” (pages 58 to 59) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 3Q19 for further information on movements in capital, capital ratios, risk-weighted assets and leverage ratios.
> Refer to “Liquidity coverage ratio” (pages 51 to 52) in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management – Liquidity management in the Credit Suisse Financial Report 3Q19 for further information on movements in liquidity coverage ratio.
> Refer to “Swiss requirements” (pages 54 to 55) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management – Regulatory framework in the Credit Suisse Financial Report 3Q19 for further information on additional CET1 buffer requirements.

The following table provides information about TLAC available and TLAC requirements applied at the resolution group level which is defined as the Credit Suisse Group AG consolidated level.
KM2 - Key metrics - TLAC requirements (at resolution group level)
end of	3Q19	2Q19	1Q19
CHF million
TLAC	95,666	87,747	86,900
Swiss risk-weighted assets	302,910	291,438	290,729
TLAC ratio (%)	31.6	30.1	29.9
Leverage exposure	921,411	897,916	901,814
TLAC leverage ratio (%)	10.4	9.8	9.6
Does the subordination exemption in the antepenultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No	No	No
Does the subordination exemption in the penultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No	No	No
If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with Excluded Liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with Excluded Liabilities and that would be recognized as external TLAC if no cap was applied (%)	N/A - refer to our response above	N/A - refer to our response above	N/A - refer to our response above

Leverage metrics
Credit Suisse has adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA.
> Refer to “Leverage metrics” (page 60) and “Swiss metrics” (pages 61 to 62) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 3Q19 for further information on leverage metrics, including the calculation methodology and movements in leverage exposures.
LR1 - Summary comparison of accounting assets vs leverage ratio exposure
end of	3Q19
Reconciliation of consolidated assets to leverage exposure (CHF million)
Total consolidated assets as per published financial statements	795,920
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation [1]	(13,963)
Adjustments for derivatives financial instruments	77,777
Adjustments for SFTs (i.e. repos and similar secured lending)	(29,109)
Adjustments for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	90,786
Leverage exposure	921,411
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

LR2 - Leverage ratio common disclosure template
end of	3Q19
Reconciliation of consolidated assets to leverage exposure (CHF million)
On-balance sheet items (excluding derivatives and SFTs, but including collateral)	601,813
Asset amounts deducted from Basel III tier 1 capital	(9,727)
Total on-balance sheet exposures	592,086
Reconciliation of consolidated assets to leverage exposure (CHF million)
Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	28,214
Add-on amounts for PFE associated with all derivatives transactions	77,143
Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	23,584
Deductions of receivables assets for cash variation margin provided in derivatives transactions	(23,045)
Exempted CCP leg of client-cleared trade exposures	(13,513)
Adjusted effective notional amount of all written credit derivatives	234,044
Adjusted effective notional offsets and add-on deductions for written credit derivatives	(226,743)
Derivative Exposures	99,684
Securities financing transaction exposures (CHF million)
Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	145,461
Netted amounts of cash payables and cash receivables of gross SFT assets	(16,174)
Counterparty credit risk exposure for SFT assets	12,473
Agent transaction exposures	(2,906)
Securities financing transaction exposures	138,854
Other off-balance sheet exposures (CHF million)
Off-balance sheet exposure at gross notional amount	277,846
Adjustments for conversion to credit equivalent amounts	(187,059)
Other off-balance sheet exposures	90,787
Swiss tier 1 capital (CHF million)
Swiss tier 1 capital	50,812
Leverage exposure (CHF million)
Leverage exposure	921,411
Leverage ratio (%)
Basel III leverage ratio	5.5

Liquidity coverage ratio
Our calculation methodology for the liquidity coverage ratio (LCR) is prescribed by FINMA. For disclosure purposes our LCR is calculated using a three-month average which, beginning in 1Q17, is measured using daily calculations during the quarter rather than the month-end metrics used before. This change in the LCR averaging methodology resulted from updated FINMA requirements that became effective January 1, 2018.
> Refer to “Liquidity metrics” (pages 51 to 52) and “Funding sources” (pages 52 to 53) in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management in the Credit Suisse Financial Report 3Q19 for further information on the Group’s liquidity coverage ratio including high quality liquid assets, liquidity pool and funding sources.
LIQ1 - Liquidity coverage ratio
end of 3Q19	Unweighted value	[1]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	–		163,464
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	162,826		21,032
of which less stable deposits	162,826		21,032
Unsecured wholesale funding	222,162		94,367
of which operational deposits (all counterparties) and deposits in networks of cooperative banks	37,191		9,298
of which non-operational deposits (all counterparties)	114,308		65,389
of which unsecured debt	19,519		19,519
Secured wholesale funding	–		52,146
Additional requirements	171,431		33,442
of which outflows related to derivative exposures and other collateral requirements	58,808		12,703
of which outflows related to loss of funding on debt products	668		668
of which credit and liquidity facilities	111,955		20,071
Other contractual funding obligations	53,932		53,932
Other contingent funding obligations	209,572		5,908
Total cash outflows	–		260,827
Cash inflows (CHF million)
Secured lending	130,893		86,130
Inflows from fully performing exposures	68,792		32,698
Other cash inflows	55,455		55,455
Total cash inflows	255,140		174,283
Liquidity cover ratio (CHF million)
High-quality liquid assets	–		163,464
Net cash outflows	–		86,544
Liquidity coverage ratio (%)	–		189
Calculated based on an average of 66 data points in 3Q19.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view.

List of abbreviations
A
A-IRB	Advanced-Internal Ratings-Based Approach
AMA	Advanced Measurement Approach
B
BCBS	Basel Committee on Banking Supervision
BFI	Banking, financial and insurance
BIS	Bank for International Settlements
C
CAO	Capital Adequacy Ordinance
CCP	Central counterparties
CCR	Counterparty credit risk
CDS	Credit default swap
CET1	Common equity tier 1
D
D-SIB	Domestic systemically important banks
F
FINMA	Swiss Financial Market Supervisory Authority FINMA
FSB	Financial Stability Board
G
G-SIB	Global systemically important banks
I
IAA	Internal Assessment Approach
IMA	Internal Models Approach
IMM	Internal Models Method
IPRE	Income producing real estate
IRB	Internal Ratings-Based Approach
IRC	Incremental Risk Charge
L
LRD	Leverage ratio denominator
P
PFE	Potential future exposure
R
RNIV	Risks not in value-at-risk
RWA	Risk-weighted assets
S
SA	Standardized Approach
SA-CCR	Standardized Approach - counterparty credit risk
SEC-ERBA	Securitization External Ratings-Based Approach
SEC-IRBA	Securitization Internal Ratings-Based Approach
SEC-SA	Securitization Standardized Approach
SFT	Securities Financing Transactions
T
TLAC	Total loss absorbing capacity
U
US GAAP	Accounting principles generally accepted in the US
V
VaR	Value-at-Risk

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility and interest rate fluctuations and developments affecting interest rate levels;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2019 and beyond;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets and financial goals;
■ the ability of counterparties to meet their obligations to us;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
■ political and social developments, including war, civil unrest or terrorist activity;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our business or operations;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to maintain our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2018.

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
credit-suisse.com